# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROFICIENT AUTO LOGISTICS INC, CIK 0001998768
CUSIP: 74317M104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10057 103RD STREET, JACKSONVILLE, Florida (FL), 32210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001386060

## Reporting persons
- Boston Partners: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,137,333; shared voting power 0; sole dispositive power 2,137,333; shared dispositive power 0; aggregate amount beneficially owned 2,137,333 (7.9% of the class)

## Item 1. Issuer
Name of issuer: PROFICIENT AUTO LOGISTICS INC
Address of issuer's principal executive offices:
10057 103RD STREET, JACKSONVILLE, FLORIDA
32210

## Item 2. Person Filing
Name of person filing: Boston Partners
Address of principal business office or, if none, residence:
ONE BEACON STREET
30TH FLOOR
BOSTON, Massachusetts
02108
Citizenship: Boston Partners - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,137,333
Percent of class: 7.9
Sole power to vote or to direct the vote: Boston Partners - 2,137,333
Shared power to vote or to direct the vote: Boston Partners - 0
Sole power to dispose or to direct the disposition: Boston Partners - 2,137,333
Shared power to dispose or to direct the disposition: Boston Partners - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule is being filed with respect to 2,137,333.00 shares of Proficient Auto Logistics, Inc. (the Common Stock) held by Boston Partners on 6/30/2025 for the discretionary account of certain clients. By reason of rule 13d-3 under the act Boston Partners may be deemed to be a beneficial owner of such Common Stock. To the knowledge of Boston Partners no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in item 4(b) hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Boston Partners: /s/Akiko Lindholm, Senior Compliance Manager (08/08/2025)